AN 3/18/2001

02019430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 4 2002
526

SEC FILE NUMBER
8- 51710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FutureShare Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Challenger Road
(No. and Street)

Ridgefield Park, (City) NJ (State) 07660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Duffany (201) 296-4442
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

One Mellon Bank Center, (Address) Pittsburgh, (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, Stephen Duffany, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FutureShare Financial LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARY M. WILLIAMS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Dec. 12, 2005

Signature

FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FUTURESHARE FINANCIAL LLC

(A Wholly Owned Subsidiary of Mellon Financial Corporation)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

KPMG

One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

The Board of Directors of Mellon Financial Corporation,
Sole Member of Mellon Investor Services Group LLC:

We have audited the accompanying statement of financial condition of FutureShare Financial LLC (the Company), a wholly owned subsidiary of Mellon Investor Services Group, LLC (MISG), as of December 31, 2001. MISG is a wholly owned subsidiary of Mellon Financial Corporation. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FutureShare Financial LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
February 26, 2002

FUTURESHARE FINANCIAL LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents (note 2)	$ 6,631,165
Securities owned, at market value (note 5)	337,810,421
Receivable from clearing organization (note 6)	1,243,912
Receivable from affiliate (note 4)	12,162,762
Receivable from customers (note 6)	5,599,362
Accounts receivable (net of allowance of $454,972)	205,299
Other assets	573,419
Furniture, fixtures and equipment – at cost (net of accumulated depreciation of $315,640) (note 2)	533,734
Total assets	$ 364,760,074
Liabilities and Member's Equity	
Securities sold, but not yet purchased, at market value (note 5)	288,806,012
Payable to clearing organization (note 6)	27,077,023
Payable to affiliate (note 4)	5,560,370
Income tax payable to affiliate (note 4)	390,908
Other liabilities and accrued expenses (note 7)	8,462,274
Total liabilities	330,296,587
Commitments and contingent liabilities (note 8)	1,915,370
	332,211,957
Members' capital	32,548,117
Total liabilities and member's equity	$ 364,760,074

See accompanying notes to statement of financial condition.

FUTURESHARE FINANCIAL, LLC

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization

FutureShare Financial, LLC (the Company), is a wholly owned subsidiary of Mellon Investor Services Group, LLC (MISG). MISG is a wholly owned subsidiary of Mellon Financial Corporation (MFC). The Company is a sister company to Mellon Investor Services, LLC (MIS), a full service stock transfer agent and registrar and wholly owned subsidiary of MISG.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). Security transactions are effected through a clearing organization on a fully disclosed basis. The Company's primary business involves engaging in fixed income securities trading (primarily corporate debt and U.S. government securities), the execution of security orders on an agency basis for MIS and certain institutional investors, and acting in the capacity of a third party marketer of investment products for and through banks, savings and loan associations, savings banks, depository institutions, and other business activities.

During April 2001, MISG entered into an asset purchase agreement with Conseco Inc. (Conseco) to acquire the assets and liabilities of three operating businesses of BankMark Inc., a registered trademark of Conseco. The finalization of the purchase occurred on December 11, 2001. The assets and liabilities of the following three businesses that were acquired by MISG from Conseco were as follows: 1) Conseco Securities Inc., a registered broker/dealer, 2) MDS of New Jersey Inc., which is a licensed insurance agency, and 3) BankMark School of Business Inc., a school which provides continuing education credits for the insurance agency. The assets and liabilities of Conseco Securities Inc., the registered broker/dealer, are included in the Company's related statements of financial condition, income, changes in member's equity, and cash flows as of December 31, 2001. The assets and liabilities of MDS of New Jersey Inc. and the BankMark School of Business Inc. are included in the financial results of MISG. Conseco Securities Inc.'s primary business consisted of the sale and distribution of securities and insurance products, and third party marketing of investment products for and through various financial institutions, primarily banks. These services are now fully integrated into the business of the Company.

(2) Significant Accounting Policies

(a) Securities Transactions

Securities owned and securities sold, but not yet purchased, are reported on a trade date basis and stated at market value, with unrealized gains and losses reported in the results of operations. Revenues and expenses related to security transactions are also reported on a trade date basis. Interest on securities owned is accrued as earned.

(b) Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. As the Company is considered a division of MFC, federal tax expense will continue to be recorded by the Company.

The Company's results for the year ended December 31, 2001 will be included in the consolidated MFC federal tax return for the year ended December 31, 2001. Pursuant to a tax-sharing agreement with MFC, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated MFC tax return. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation on furniture and equipment is calculated on a straight-line method over the estimated useful lives of the assets.

FUTURESHARE FINANCIAL, LLC

Notes to Statement of Financial Condition

December 31, 2001

(f) Affiliate Revenue and Expense

The Company receives commission revenue from MIS relating to purchases and sales of its customers' securities. The commissions are added to or netted from trade settlement cost or proceeds and credited to the Company accounts held at the clearing organization on settlement date. In addition to specific operating expenses incurred by the Company and charged directly to operations, certain management, accounting and other costs are incurred in common for the Company by MISG and MIS. The Company is allocated a share of these costs proportionately based on a defined methodology for each type of expense.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if the Company had been operated as an unaffiliated entity.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined in Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2001, the Company had net capital of $4,965,845 which was $4,715,845 in excess of required net capital.

(4) Related Party Transactions

In conducting its business, the Company engages in routine transactions with affiliated entities of MISG. Under operating agreements, certain affiliates provide the Company with services related to trading activities. The significant affiliate amounts at December 31, 2001 are as follows:

Receivable from affiliate	$ 12,162,762
Payable to affiliate	5,560,370
Income tax payable to affiliate	390,908

FUTURESHARE FINANCIAL, LLC

Notes to Statement of Financial Condition

December 31, 2001

(5) Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at market values, as of December 31, 2001 consist of the following:

		Securities owned	Securities sold, but not yet purchased
Corporate debt securities	$	333,486,710	251,237,657
U.S. government obligations		4,323,711	37,568,355
Total	$	337,810,421	288,806,012

(6) Receivable From and Payable to Customers and Clearing Organization

Accounts receivable from and payable to customers and clearing organization include amounts due on trading securities. Securities owned by customers and clearing organization are held as collateral for the receivable. Such collateral is not reflected in the financial statements. At December 31, 2001, the receivable and payable balance consisted of the following:

		Receivable	Payable
Receivable from clearing organization	$	1,243,912	
Receivable from customers		5,599,362	
Payable to clearing organization			27,077,023

The receivables from clearing organization represents net accrued interest due the Company from the clearing agent totaling $939,290 and commissions and rebates receivable totaling $304,622. Of the cash held at the clearing organization, $100,000 is subject to withdrawal restrictions.

(7) Other Liabilities and Accrued Expenses

At December 31, 2001, the Company had recorded $2,201,070 in accrued expenses relating to routine transactions entered into by the Company in the normal course of conducting business. Additionally, the Company had recorded $6,261,204 in other liabilities which were a result of the acquisition of liabilities from Conseco Securities Inc. The balances acquired represent amounts due to Conseco Inc. affiliated and non-affiliated entities as a result of distributing investment products acting in the capacity as a third party marketer.

FUTURESHARE FINANCIAL, LLC

Notes to Statement of Financial Condition

December 31, 2001

(8) Commitments and Contingent Liabilities

The Company has a contingent liability reserve established at December 31, 2001 of $1,915,370. The Company believes the amount reserved at December 31, 2001 is adequate in the event of noncollection of certain receivables with respect to prior business relationships.

(9) Employee Benefits

The Company participates in a defined contribution retirement savings plan, sponsored by MISG, for employees who have completed six months of continuous service during which the employee worked at least 500 hours. Participation in the plan is voluntary. Participants may elect to contribute, on a pre-tax basis, 1% to 10% of their total compensation via payroll deductions, subject to certain maximum limitations for the plan. If a participant decides to contribute, a portion of the contribution is matched by MISG.

The Company also participates in a Performance Appreciation Rights Plan, sponsored by MISG, which provides for the issuance of performance units to key employees of MISG and its subsidiaries as approved by the Human Resource Committee of the MISG board of representatives. The value of the performance units is determined based on the appreciation in revenue and net income of MISG from the year of grant to the date of exercise. Performance units may be exercised three years to five years from the date of grant.

(10) Income Taxes

Included in the accompanying financial statements is a deferred tax asset of $2,586 primarily resulting from the timing of depreciation for fixed assets. The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to lesser extent, future taxable income.

(11) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Statements," requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors of Mellon Financial Corporation,
Sole Member of Mellon Investor Services Group LLC:

In planning and performing our audit of the financial statements and supplemental schedule of FutureShare Financial LLC (the Company), a wholly owned subsidiary of Mellon Investor Services Group, LLC (MISG), for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry accounts for customers or perform custodial functions to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

The Board of Directors
Mellon Financial Corporation
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, Inc., the Board of Directors of Mellon Financial Coporation, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
February 26, 2002